August 15, 2019

David Katzman
Chief Executive Officer
SmileDirectClub, Inc.
414 Union Street
Nashville, Tennessee 37219

       Re: SmileDirectClub, Inc.
           Amendment to Draft Registration Statement on Form S-1
           Submitted August 8, 2019
           CIK No. 0001775625

Dear Mr. Katzman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Form S-1 submitted August 8, 2019

Our Company, page 1

1. We note your response to prior comment 1. However, it remains unclear whether your
       90% figure addresses only mild-to-moderate malocclusion or extends to severe malocclusion. In addition, it remains unclear whether your addressable market figures incorporate your 90% addressable market figure and how income demographics was determined. Revise to clarify. Also, please address in your response the portion of prior comment 1 relating to how you determined the size of the direct-to-consumer clear aligners market and your current market share of 95%. Furthermore, it does not appear revisions were made to pages 76, 91, and 92 as your response indicates. Please advise.
2. Please expand your response to prior comment 3 to clarify how the Smile Guarantee is
 David Katzman
SmileDirectClub, Inc.
August 15, 2019
Page 2
      utilized in the case of severe malocclusion where further improvement is not possible within the treatment parameters. Would the member receive a refund? Also, reconcile your response that you have treated a significant number of members with severe malocclusion with your disclosure that you are investing in aligner products to treat malocclusion beyond mild-to-moderate. In this regard, it remains unclear whether your currently have products with regulatory approval to treat severe malocclusion.
Results of Operations, page 82

3. Please revise your interim period results of operations discussion to also describe the material changes that resulted in the loss on extinguishment of debt expenses. Refer Item
      303(b)(2) of Regulation S-K.
General and Administrative Expenses, page 83

4. Provide additional details about how you were able to more effectively leverage fixed costs. As part of your discussion, please address the apparent elimination of legal fees, in light of the fact that you incurred $10.2 million in legal fees for the year ended December
      31, 2018.
       You may contact Kevin Kuhar, Accounting Branch Chief at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Heather Percival at 202-551-3498 or Amanda Ravitz at 202-551-3528 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Katzman
                                                            Division of
Corporation Finance
Comapany NameSmileDirectClub, Inc.
                                                            Office of
Electronics and Machinery
August 15, 2019 Page 2
cc:       David J. Goldschmidt, Esq.
FirstName LastName